SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK
84,114
BARCLAYS CAPITAL NOMINEES LIMITED
5,414,674
BARCLAYS CAPITAL NOMINEES LIMITED
1,759,109
BARCLAYS CAPITAL NOMINEES LIMITED
883,830
Barclays Capital Securities Ltd.
89,448
Barclays Capital Securities Ltd.
3,721,704
Barclays Capital Securities Ltd.
3,721,888
Barclays Global Investors Canada
87,521
Barclays Trust Co & Others
1,198
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000
1,192
Barclays Trust Co EP856
225
Barclays Trust Co R69 C 000000000000000000
19,140
BNP PARIBAS
98,471
CHASE NOMINEES LTD
600,849
CHASE NOMINEES LTD
17,489,919
CHASE NOMINEES LTD
312,998
CHASE NOMINEES LTD
396,858
CIBC MELLON GLOBAL SECURITIES
74,948
Gerrard Nominees Limited
3,750
Gerrard Nominees Limited
1,600
Greig Middleton Nominees Limited (GM1)
141,374
INVESTORS BANK AND TRUST CO.
372,329
INVESTORS BANK AND TRUST CO.
307,400
INVESTORS BANK AND TRUST CO.
50,141
INVESTORS BANK AND TRUST CO.
34,241
INVESTORS BANK AND TRUST CO.
3,278,247
INVESTORS BANK AND TRUST CO.
21,370
INVESTORS BANK AND TRUST CO.
35,673
INVESTORS BANK AND TRUST CO.
744,938
INVESTORS BANK AND TRUST CO.
19,148
INVESTORS BANK AND TRUST CO.
5,728,578
INVESTORS BANK AND TRUST CO.
1,621,176
INVESTORS BANK AND TRUST CO.
3,758,953
INVESTORS BANK AND TRUST CO.
201,875
INVESTORS BANK AND TRUST CO.
581,693
INVESTORS BANK AND TRUST CO.
1,212,932
INVESTORS BANK AND TRUST CO.
3,540
INVESTORS BANK AND TRUST CO.
35,207
INVESTORS BANK AND TRUST CO.
4,925
INVESTORS BANK AND TRUST CO.
7,684
INVESTORS BANK AND TRUST CO.
111,445
INVESTORS BANK AND TRUST CO.
130,333
INVESTORS BANK AND TRUST CO.
137,323
JP MORGAN (BGI CUSTODY)
297,635
JP MORGAN (BGI CUSTODY)
70,601
JP MORGAN (BGI CUSTODY)
725,452
JP MORGAN (BGI CUSTODY)
644,293
JP MORGAN (BGI CUSTODY)
158,668
JP MORGAN (BGI CUSTODY)
274,529
JP MORGAN (BGI CUSTODY)
464,244
JP MORGAN (BGI CUSTODY)
9,260,227
JP MORGAN (BGI CUSTODY)
20,496
JP MORGAN (BGI CUSTODY)
93,084
JPMorgan Chase Bank
21,688
JPMorgan Chase Bank
652,402
JPMorgan Chase Bank
120,458
JPMorgan Chase Bank
174,721
JPMorgan Chase Bank
128,975
JPMorgan Chase Bank
1,370
JPMorgan Chase Bank
60,748
JPMorgan Chase Bank
11,472
JPMorgan Chase Bank
9,961
JPMorgan Chase Bank
161,716
JPMorgan Chase Bank
13,355
JPMorgan Chase Bank
33,562
JPMORGAN CHASE BANK
588,900
JPMORGAN CHASE BANK
104,032
JPMORGAN CHASE BANK
38,558
JPMorgan Chase Bank
24,373
JPMorgan Chase Bank
613,659
JPMorgan Chase Bank
17,905
JPMorgan Chase Bank
11,846
JPMorgan Chase Bank
72,742
Master Trust Bank
16,340
Master Trust Bank
295,383
Master Trust Bank
27,109
Mellon Trust — US CUSTODIAN /
170,415
Mellon Trust — US CUSTODIAN /
47,896
MELLON TRUST OF NEW ENGLAND
102,650
Mitsui Asset
20,555
NORTHERN TRUST BANK — BGI SEPA
258,884
NORTHERN TRUST BANK — BGI SEPA
195,028
R C Greig Nominees Limited
648,836
R C Greig Nominees Limited a/c AK1
112,610
R C Greig Nominees Limited a/c BL1
31,814
R C Greig Nominees Limited a/c CM1
13,475
R C Greig Nominees Limited GP1
144,725
R C Greig Nominees Limited SA1
63,367
Reflex Nominees Limited
941
STATE STREET BANK & TRUST — WI
189,179
STATE STREET BANK AND TRUST CO
50,000
STATE STREET BOSTON
582,573
STATE STREET BOSTON
184,921
STATE STREET TRUST OF CANADA -
173,288
The Northern Trust Company — U
122,290
Trust & Custody Services Bank
1,288
Trust & Custody Services Bank
766,340
Trust & Custody Services Bank
12,412
ZEBAN NOMINEES LIMITED
8,868

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1 EACH

10. Date of transaction

NOT DISCLOSED

11. Date company informed

11 OCTOBER 2006

12. Total holding following this notification

72,416,820 ORDINARY SHARES OF £1 EACH

13. Total percentage holding of issued class following this notification

6.071%

14. Any additional information

N/A

 15. Name of contact and telephone number for queries

CAROLINE SMITHSON, 020 7009 5398

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

11 OCTOBER 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.